UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 11)*

DYNEGY INC.

(Name of issuer)

Common Stock, par value $0.01 per share

(Title of class of securities)

26817G300

(CUSIP number)

Michael R. Anastasio, Jr. c/o Seneca Capital Investments, LP 590 Madison Avenue, 28th Floor New York, New York 10022 212-888-2999

(Name, address and telephone number of person authorized to receive notices and communications)

November 11, 2010

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 26817G300		Page 2 of 10
1.	Names of reporting persons. I.R.S. Identification nos. of above persons (entities only). Seneca Capital International Master Fund, L.P.
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds WC
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0 shares
	8.	Shared voting power 7,712,100 shares (See Item 5)
	9.	Sole dispositive power** 0 shares
	10.	Shared dispositive power 7,712,100 shares (See Item 5)
11.	Aggregate amount beneficially owned by each reporting person 7,712,100 shares (See Item 5)
12.	Check if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row (11) 6.4% (See Item 5)
14.	Type of reporting person (see instructions) OO (Limited Partnership)

CUSIP No. 26817G300		Page 3 of 10
1.	Names of reporting persons. I.R.S. Identification nos. of above persons (entities only). Seneca Capital, L.P.
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds WC
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0 shares
	8.	Shared voting power 3,514,400 shares (See Item 5)
	9.	Sole dispositive power 0 shares
	10.	Shared dispositive power 3,514,400 shares (See Item 5)
11.	Aggregate amount beneficially owned by each reporting person 3,514,400 shares (See Item 5)
12.	Check if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row (11) 2.9% (See Item 5)
14.	Type of reporting person (see instructions) OO (Limited Partnership)

CUSIP No. 26817G300		Page 4 of 10
1.	Names of reporting persons. I.R.S. Identification nos. of above persons (entities only). Seneca Capital Investments, L.P.
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds AF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0 shares
	8.	Shared voting power 11,226,500 shares (See Item 5)
	9.	Sole dispositive power 0 shares
	10.	Shared dispositive power 11,226,500 shares (See Item 5)
11.	Aggregate amount beneficially owned by each reporting person 11,226,500 shares (See Item 5)
12.	Check if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row (11) 9.3% (See Item 5)
14.	Type of reporting person (see instructions) OO (Limited Partnership)

CUSIP No. 26817G300		Page 5 of 10
1.	Names of reporting persons. I.R.S. Identification nos. of above persons (entities only). Seneca Capital Investments, LLC
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds AF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0 shares
	8.	Shared voting power 11,226,500 shares (See Item 5)
	9.	Sole dispositive power 0 shares
	10.	Shared dispositive power 11,226,500 shares (See Item 5)
11.	Aggregate amount beneficially owned by each reporting person 11,226,500 shares (See Item 5)
12.	Check if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row (11) 9.3% (See Item 5)
14.	Type of reporting person (see instructions) OO (Limited Liability Company)

CUSIP No. 26817G300		Page 6 of 10
1.	Names of reporting persons. I.R.S. Identification nos. of above persons (entities only). Seneca Capital International GP, LLC
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds AF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0 shares
	8.	Shared voting power 7,712,100 shares (See Item 5)
	9.	Sole dispositive power 0 shares
	10.	Shared dispositive power 7,712,100 shares (See Item 5)
11.	Aggregate amount beneficially owned by each reporting person 7,712,100 shares (See Item 5)
12.	Check if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row (11) 6.4% (See Item 5)
14.	Type of reporting person (see instructions) OO (Limited Liability Company)

CUSIP No. 26817G300		Page 7 of 10
1.	Names of reporting persons. I.R.S. Identification nos. of above persons (entities only). Seneca Capital Advisors, LLC
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds AF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0 shares
	8.	Shared voting power 3,514,400 shares (See Item 5)
	9.	Sole dispositive power 0 shares
	10.	Shared dispositive power 3,514,400 shares (See Item 5)
11.	Aggregate amount beneficially owned by each reporting person 3,514,400 shares (See Item 5)
12.	Check if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row (11) 2.9% (See Item 5)
14.	Type of reporting person (see instructions) OO (Limited Liability Company)

CUSIP No. 26817G300		Page 8 of 10
1.	Names of reporting persons. I.R.S. Identification nos. of above persons (entities only). Douglas A. Hirsch
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds AF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0 shares
	8.	Shared voting power 11,226,500 shares (See Item 5)
	9.	Sole dispositive power 0 shares
	10.	Shared dispositive power 11,226,500 shares (See Item 5)
11.	Aggregate amount beneficially owned by each reporting person 11,226,500 shares (See Item 5)
12.	Check if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row (11) 9.3% (See Item 5)
14.	Type of reporting person (see instructions) IN

CUSIP No. 26817G300	Page 9 of 10

Introduction

This Amendment No. 11 (“Amendment No. 11”) amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on October 7, 2010, as amended by Amendment No. 1 thereto filed with the SEC on October 21, 2010, by Amendment No. 2 thereto filed with the SEC on November 2, 2010, by Amendment No. 3 thereto filed with the SEC on November 8, 2010, by Amendment No. 4 thereto filed with the SEC on November 16, 2010, by Amendment No. 5 thereto filed with the SEC on November 22, 2010, by Amendment No. 6 thereto filed with the SEC on December 20, 2010, by Amendment No. 7 thereto filed with the SEC on January 4, 2011, by Amendment No. 8 thereto filed with the SEC on January 21, 2011, by Amendment No. 9 thereto filed with the SEC on January 26, 2011, and by Amendment No. 10 thereto filed with the SEC on January 27, 2011 (such Schedule 13D, as amended, the “Schedule 13D”) on behalf of (i) Seneca Capital International Master Fund, L.P., a Cayman Islands exempted limited partnership (“International Fund”), (ii) Seneca Capital, L.P., a Delaware limited partnership (“U.S. Fund”), (iii) Seneca Capital Investments, L.P., a Delaware limited partnership (“Seneca LP”), (iv) Seneca Capital Investments, LLC, a Delaware limited liability company (“Seneca LLC”), (v) Seneca Capital International GP, LLC, a Delaware limited liability company (“Seneca International GP”), (vi) Seneca Capital Advisors, LLC, a Delaware limited liability company (“Seneca Advisors”), and (vii) Douglas A. Hirsch (together with each of the foregoing, the “Reporting Persons” or “Seneca Capital”), with respect to shares of Common Stock, par value $0.01 per share (“Common Stock”), of Dynegy Inc., a Delaware corporation (the “Issuer”), beneficially owned by the Reporting Persons (the “Shares”). Capitalized terms used and not otherwise defined in this Amendment No. 11 shall have the meanings previously ascribed thereto in the Schedule 13D.

Amendment No. 11 is filed to amend Item 4 of the Schedule 13D as set forth below.

Item 4. Purpose of Transaction

Item 4 is amended to add the following information:

The Reporting Persons have filed with the SEC amended materials relating to the Consent Solicitation. Such materials may be viewed without charge at the SEC’s website at www.sec.gov.

Additionally, the Reporting Persons are aware that E. Hunter Harrison, one of the individuals named in the Consent Solicitation as a nominee to serve as a director of Dynegy, is filing a Schedule 13D to report his beneficial ownership of 500,000 shares of Dynegy Common Stock, representing 0.4% of the outstanding shares of Dynegy Common Stock, which beneficial ownership has been disclosed previously in the Consent Solicitation.

The Reporting Persons understand that the Schedule 13D being filed by Mr. Harrison also discloses the following information:

Mr. Harrison is a U.S. citizen, and his address is 2708 Sheltingham Drive, Wellington, Florida 33414. He has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). Additionally, he has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or State securities laws or finding any violation with respect to such laws.

Until retiring in 2009, Mr. Harrison was President and Chief Executive Officer of Canadian National Railway Company from 2003 to 2009, Chief Operating Officer from 1998 to 2003 and a member of the Board of Directors from 1999 to 2009.

Mr. Harrison beneficially owns 500,000 shares of Dynegy Common Stock, which he acquired for investment purposes and which he intends to continue to hold for his tenure as a director of Dynegy, if elected to the Dynegy Board. He purchased these shares on November 4, 2010 through a broker, at an average price of $4.64 per share, for an aggregate purchase price of $2,320,578.70, which he paid using personal funds. Mr. Harrison did not engage in any other transactions in Dynegy Common Stock during the period from sixty days prior to the date of the Director’s Agreement through the present. Mr. Harrison has sole power to vote or to direct the vote, and sole power to dispose or to direct the disposition of, the Dynegy Common Stock that he owns.

Seneca Capital disclaims beneficial ownership of the shares of Dynegy Common Stock beneficially owned by Mr. Harrison, and this Schedule 13D shall not be deemed an admission of beneficial ownership of such shares for any purpose.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 9, 2011

SENECA CAPITAL INTERNATIONAL
MASTER FUND, L.P.
By:	Seneca Capital International GP, LLC,
Its General Partner

By:	/s/ Douglas A. Hirsch
Douglas A. Hirsch, Managing Member

SENECA CAPITAL, L.P.
By:	Seneca Capital Advisors, LLC,
Its General Partner

By:	/s/ Douglas A. Hirsch
Douglas A. Hirsch, Managing Member

SENECA CAPITAL INVESTMENTS, L.P.
By:	Seneca Capital Investments, LLC,
its General Partner

By:	/s/ Douglas A. Hirsch
Douglas A. Hirsch, Managing Member

SENECA CAPITAL INVESTMENTS, LLC

By:	/s/ Douglas A. Hirsch
Douglas A. Hirsch, Managing Member

SENECA CAPITAL INTERNATIONAL GP, LLC

By:	/s/ Douglas A. Hirsch
Douglas A. Hirsch, Managing Member

SENECA CAPITAL ADVISORS, LLC

By:	/s/ Douglas A. Hirsch
Douglas A. Hirsch, Managing Member

DOUGLAS A. HIRSCH

/s/ Douglas A. Hirsch
Douglas A. Hirsch, individually